                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)(1)
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                     --------------------------------------

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                     --------------------------------------

                         (Title of Class of Securities)

                                    83083P100
                       -----------------------------------
                                 (CUSIP Number)

                   IRA WHITE, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 26, 1998
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET NYC DISCOVERY FUND, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
  NUMBER OF                    94,152,524 SHARES OF COMMON STOCK(1)(2)(3)(4)
   SHARES                 ------------------------------------------------------
 BENEFICIALLY             8  SHARED VOTING POWER
   OWNED BY                    0 SHARES OF COMMON STOCK (1)(2)(3)(4)
     EACH                 ------------------------------------------------------
  REPORTING               9  SOLE DISPOSITIVE POWER
 PERSON WITH                   94,152,524 SHARES OF COMMON STOCK (1)(2)(3)(4)
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK (1)(2)(3)(4)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               94,152,524 SHARES OF COMMON STOCK (1)(2)(3)(4)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               98.5 (1)(2)(3)(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------


--------

(1) Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

(2) Does not include any shares of Common Stock, par value $.001 per share (the "Common Stock"), or Class A Common, par value $.001 per share (the "Class A Common"), owned by Zalman Silber, former President of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. In addition, Prospect Street NYC Discovery Fund, L.P. was granted a proxy by Mr. Silber, good until March 15, 1999 to vote all shares of capital stock of Mr. Silber with respect to all matters. As reported to Prospect Street
      NYC Discovery Fund, L.P. by the Issuer, as of May 20, 1998, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had no options or warrants to purchase securities of the Issuer.

(3) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions and which shares Prospect Street NYC Discovery Fund, L.P. can acquire from Mr. Silber upon certain events.

(4) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on May 20, 1998, that all 7,538,181 shares of Common Stock issuable to Prospect Street
      NYC Discovery Fund, L.P. upon conversion of the Series A Convertible Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") are outstanding, and all 146,341 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding and that 86,467,912 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the May Warrants (as hereinafter defined) issued to Prospect Street NYC Discovery Fund, L.P. in connection with the May Credit Agreement are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 83083P 100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET DISCOVERY FUND, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                                       / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
  NUMBER OF                     94,152,524 SHARES OF COMMON STOCK (1)(2)(3)(4)
   SHARES                 ------------------------------------------------------
 BENEFICIALLY             8  SHARED VOTING POWER
   OWNED BY                     0 SHARES OF COMMON STOCK (1)(2)(3)(4)
     EACH                 ------------------------------------------------------
  REPORTING               9  SOLE DISPOSITIVE POWER
 PERSON WITH                    94,152,524 SHARES OF COMMON STOCK (1)(2)(3)(4)
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                                0 SHARES OF COMMON STOCK (1)(2)(3)(4)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             94,152,524 SHARES OF COMMON STOCK (1)(2)(3)(4)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             98.5 (1)(2)(3)(4)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------

--------

(1) Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

(2) Does not include any shares of Common Stock, par value $.001 per share (the "Common Stock"), or Class A Common, par value $.001 per share (the "Class A Common"), owned by Zalman Silber, former President of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. In addition, Prospect Street NYC Discovery Fund, L.P. was granted a proxy by Mr. Silber, good until March 15, 1999 to vote all shares of capital stock of Mr. Silber with respect to all matters. As reported to Prospect Street
      NYC Discovery Fund, L.P. by the Issuer, as of May 20, 1998, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had no options or warrants to purchase securities of the Issuer.

(3) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions and which shares Prospect Street NYC Discovery Fund, L.P. can acquire from Mr. Silber upon certain events.

(4) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on May 20, 1998, that all 7,538,181 shares of Common Stock issuable to Prospect Street
      NYC Discovery Fund, L.P. upon conversion of the Series A Convertible Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") are outstanding, and all 146,341 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding and that 86,467,912 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the May Warrants (as hereinafter defined) issued to Prospect Street NYC Discovery Fund, L.P. in connection with the May Credit Agreement are outstanding.

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 83083P 100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CONNECTICUT FINANCIAL DEVELOPMENTS, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
  NUMBER OF                    66,600 SHARES OF COMMON STOCK (1)
   SHARES                 ------------------------------------------------------
 BENEFICIALLY             8  SHARED VOTING POWER
   OWNED BY                    0 SHARES OF COMMON STOCK (1)
     EACH                 ------------------------------------------------------
  REPORTING               9  SOLE DISPOSITIVE POWER
 PERSON WITH                   66,600 SHARES OF COMMON STOCK (1)
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               66,600 SHARES OF COMMON STOCK (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.80(1)(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

--------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which Connecticut Financial Developments, L.P. and Prospect Street Connecticut Capital, Inc. may be deemed to be acting as a group.

(2) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on May 20, 1998.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET CONNECTICUT CAPITAL, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
  NUMBER OF                     66,600 SHARES OF COMMON STOCK (1)
   SHARES                 ------------------------------------------------------
BENEFICIALLY              8  SHARED VOTING POWER
  OWNED BY                      0 SHARES OF COMMON STOCK (1)
   EACH                   ------------------------------------------------------
 REPORTING                9  SOLE DISPOSITIVE POWER
PERSON WITH                       66,600 SHARES OF COMMON STOCK (1)
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
                                  0 SHARES OF COMMON STOCK (1)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       66,600 SHARES OF COMMON STOCK(1)(2)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         4.80(1)(2)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------


--------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which Prospect Street Connecticut Capital, Inc. and Connecticut Financial Developments, L.P. may be deemed to be acting as a group.

(2) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on May 20, 1998.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET NYC CO-INVESTMENT FUND, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or (e)                                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
  NUMBER OF                    43,902 SHARES OF COMMON STOCK (1)
   SHARES                 ------------------------------------------------------
 BENEFICIALLY             8  SHARED VOTING POWER
   OWNED BY                    0 SHARES OF COMMON STOCK  (1)
     EACH                 ------------------------------------------------------
  REPORTING               9  SOLE DISPOSITIVE POWER
 PERSON WITH                   43,902 SHARES OF COMMON STOCK  (1)
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               43,902 SHARES OF COMMON STOCK (1)(2)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.07 (1)(2)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

--------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P. or Connecticut Financial Developments, L.P., with which Prospect Street NYC Co-Investment Fund, L.P. and Prospect Street Co-Investment Fund, LLC may be deemed to be acting as a group.

(2) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Prospect Street NYC Co-Investment Fund, L.P. by the Issuer on May 20, 1998 and that all 43,902 shares of Common Stock issuable to Prospect Street NYC Co-Investment Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET CO-INVESTMENT FUND, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                                       / /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
  NUMBER OF                     43,902 SHARES OF COMMON STOCK (1)
   SHARES                 ------------------------------------------------------
 BENEFICIALLY             8  SHARED VOTING POWER
   OWNED BY                     0 SHARES OF COMMON STOCK  (1)
     EACH                 ------------------------------------------------------
  REPORTING               9  SOLE DISPOSITIVE POWER
 PERSON WITH                    43,902 SHARES OF COMMON STOCK (1)
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
                                0 SHARES OF COMMON STOCK (1)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             43,902 SHARES OF COMMON STOCK (1)(2)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.07 (1)(2)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             00
--------------------------------------------------------------------------------

--------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P. or Connecticut Financial Developments, L.P., with which Prospect Street NYC Co-Investment Fund, L.P. and Prospect Street Co-Investment Fund, LLC may be deemed to be acting as a group.

(2) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Prospect Street NYC Co-Investment Fund, L.P. by the Issuer on May 20, 1998 and that all 43,902 shares of Common Stock issuable to Prospect Street NYC Co-Investment Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 7 (the "Seventh Amendment") to the Statement on Schedule 13D originally filed on July 17, 1995, as amended by Amendment No. 1 thereto filed on November 8, 1996, Amendment No. 2 thereto filed on November 20, 1996, Amendment No. 3 thereto filed on December 4, 1996, Amendment No. 4 thereto filed on December 24, 1996, Amendment No. 5 thereto filed on March 6, 1997 and Amendment No. 6 thereto filed on May 7, 1997 (such Statement, as so amended, the "Original Statement" and the Original Statement together with the Seventh Amendment, the "Statement") relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Skyline Multimedia Entertainment, Inc., a New York corporation ("Skyline"), and amends and restates Items 2, 5 and 6 and amends Items 3 and 4 of the Original Statement. Capitalized terms used and not defined herein shall have the meaning ascribed to them in the Original Statement.


Item 2.        Identity and Background.

               (a) This Seventh Amendment is being filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Act"): (i) Prospect Street NYC Discovery Fund, L.P., a Delaware limited partnership (the "Investor"), (ii) Prospect Street Discovery Fund, Inc., a Delaware corporation (the "General Partner"), and sole general partner of the Investor, (iii) Connecticut Financial Developments, L.P., a Delaware limited partnership ("CFD"), (iv) Prospect Street Connecticut Capital, Inc., a Delaware corporation ("CFDGP") and sole general partner of CFD, (v) Prospect Street NYC Co-Investment Fund, L.P., a Delaware limited partnership ("Prospect II"), and (vi) Prospect Street Co-Investment Fund, LLC, a Delaware limited liability company ("Prospect II GP") and the sole general partner of Prospect II (collectively, the "Reporting Persons").

               Attached as Schedule A is information concerning each executive officer and director of each of the Reporting Persons; each person controlling each of the Reporting Persons; and each executive officer and director of any corporation or other person ultimately in control of each of the Reporting Persons. Schedule A is incorporated into and made a part of this Statement on
Schedule 13D.

               (b) The address of the principal business and principal office of each of the Reporting Persons and the business address of each person named on Schedule A is 250 Park Avenue, New York, New York 10177.

               (c) The Investor's principal business is operating a Small Business Investment Company under the Small Business Investment Act of 1958, as amended. The General Partner is the general partner of the Investor and the General Partner's sole function is to act as the general partner of the Investor. CFD's principal business is operating a private venture capital partnership. CFDGP is the general partner of CFD and CFDGP's sole function is to act as the general partner of CFD. Prospect II's principal business is operating a private venture capital partnership. Prospect II GP is the general partner of Prospect II and Prospect II GP's sole function is to act as the general partner of Prospect II. The principal occupation or employment of each person named on Schedule A and the name and address of any corporation or other organization in which such business is conducted is set forth on Schedule A. The principal business of any such corporation or other organization is set forth in this paragraph (c).

               (d) During the last five years none of the Reporting Persons nor any of their respective executive officers or controlling persons or the persons identified on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, except that, on August 25, 1995, the Commission entered an order in Administrative Proceeding File No. 3-8557 finding, among other things, that Mr. Joseph Cote caused violations of Section 17(a) of the Act and Rule 17a-3 thereunder and ordering that Mr. Cote cease and desist from causing any violation and any future violation of Section 17(a) of the Act and Rule 17a-3 thereunder.

               (e) All persons named in Schedule A to this statement are citizens of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

               Prospect Street NYC Discovery Fund, L.P. (the "Investor") entered into that certain Senior Credit Agreement dated as of May 20, 1998 (the "May Credit Agreement") by and among Skyline and each of its wholly-owned subsidiaries (together, the "Co-Borrowers"), the Bank of New York, as Trustee for the Employees Retirement Plan of Keyspan Energy Corp. ("Keyspan") and the Investor, pursuant to which each of the Investor and Keyspan received Senior Secured Promissory Notes (the "May Notes") issued to it by the Co-Borrowers in the aggregate principal amount of $935,000 ($435,000 to the Investor) and a Warrants to be issued to it by Skyline upon the earlier to occur of (x) the prepayment of all or any portion of any May Note and (y) June 15, 1998 (the "May Warrants") to purchase shares of Common Stock upon the occurrence or failure to occur of certain events. In addition, on June 30, 1997 the Investor loaned to Skyline $500,000 payable on demand at an interest rate of 14% per annum. The funds used were obtained from the working capital of the Investor. In addition, on April 23 and 25, 1997, June 19 and 20, 1997 and July 2 and 8, 1997, CFD purchased an aggregate of 13,900 shares of Common Stock for a total consideration of $49,216.33 (including brokerage fees and expenses). The funds used to purchase such securities were obtained from the working capital of CFD.

Item 4.        Purposes of Transactions.

               On May 20, 1998 Skyline and its subsidiaries entered into the May Credit Agreement with Keyspan and the Investor (the Investor together with Keyspan, the "Institutional Investors") relating to the financing of an aggregate of $935,000, of which $435,000 was funded by the Investor (the "Financing") in exchange for the issuance to the Institutional Investors of the May Notes and May Warrants, when issued. The May Notes mature on July 15, 1998 (the "Maturity Date"), accrue interest at a per annum rate equal to 14% and are secured by (with certain exceptions) all the assets of Skyline and its subsidiaries. The May Notes and the obligations under the May Credit Agreement and May Warrants are also collateralized by a pledge of the stock of the subsidiaries of Skyline. In connection with the May Credit Agreement, Keyspan also received the right to appoint two members of Skyline's Board of Directors. Further, as a result of the pending issuance of the May Warrants, Skyline has determined that the conversion rate of the Series A Preferred Stock (the "Preferred Stock") held by the Investor will be adjusted from a conversion rate of one share of Common Stock for each share of Preferred Stock to a conversion rate of 6.91 shares of common stock for each share of Preferred Stock.

               In the event Skyline receives additional gross proceeds of at least $3 million in an equity financing (an "Equity Financing") on or prior to the Maturity Date, each $1.00 of principal amount of the May Notes may, at the option of the holder, convert into $1.25 of the securities issued in such Equity Financing. In the event the entire principal amount of the May Notes (plus all accrued and unpaid interest thereon) is repaid prior to the Maturity Date, then the May Warrants will be exercisable for an aggregate of 64% (after issuance) of the fully diluted Common Stock of Skyline on the date of such issuance at an exercise price of $0.375 per share (in which event the conversion rate of the Preferred Stock will be readjusted to 4.80 shares of Common Stock for each share of Preferred Stock). In the event the entire principal amount of the May Notes has not been repaid (plus all accrued and unpaid interest thereon) or converted (pursuant to the terms of the May Notes) prior to the Maturity Date, then the May Warrants will be exercisable for an aggregate of approximately 94% (after issuance) of the fully diluted Common Stock of Skyline on the date of such issuance at an exercise price of $0.375 per share (approximately 173 million shares in the aggregate, of which approximately 86.5 million would become issuable pursuant to the May Warrant issued to the Investor). Upon consummation of an Equity Financing and repayment or conversion of the entire principal amount of the May Notes (plus all accrued and unpaid interest thereon) before the Maturity Date, the May Warrants will be canceled and of no further force or effect (and the conversion rate of the Preferred Stock would be readjusted back to one share of Common Stock for each share of Preferred Stock). The May Warrants have a cashless exercise procedure. Skyline has reported to the Investor that Skyline believes that the $935,000 cash infusion will enable it to resolve its short-term cash management problems while attempting to raise necessary additional financing. Skyline has reported to the Investor that Skyline is currently exploring ways in which to attempt to consummate an Equity Financing, including possibly conducting a rights offering. However, no assurances can be made that Skyline will be successful. Skyline has reported to the Investor that if Skyline is unable to raise additional capital in the near term, there will likely be a material adverse effect on Skyline, possibly resulting in curtailment of certain operations.

               Skyline has reported to the Investor that Skyline is in the process of applying to the Nasdaq Stock Market, Inc. (the "Nasdaq") to obtain a waiver of the shareholder approval requirement under Nasdaq rules relating to the possible issuance of 20% or more of the outstanding common stock of Skyline as a result of the possible exercise of May Warrants to be issued in connection with the Financing. In the event such waiver is not granted by Nasdaq, Skyline's securities may be delisted from the Nasdaq Small Cap Market. Skyline has also informed the Investor that as a result of failure to comply with the Nasdaq maintenance criteria of a minimum bid price of $1.00 for Skyline's Common Stock, Skyline's Common Stock may de delisted from the Nasdaq Small Cap Market. Skyline expects to receive further instructions from Nasdaq on June 1, 1998. However, according to Nasdaq, failure to comply with these minimum bid criteria by June 11, 1998 is likely to result in a delisting.

               In connection with the Financing, Zalman Silber, President and Chief Executive Officer, agreed to relinquish all positions in Skyline held by him and to deliver to Skyline for cancellation all of his options and warrants in Skyline in exchange for the forgiveness of amounts previously agreed to be refunded by Mr. Silber to Skyline in the amount of $750,000 and payment by Skyline to Mr. Silber of $206,250 and to transfer to the Investor all of his 960,000 shares of Class A Common Stock (670,000 shares of which will likely be forfeited to Skyline on June 30, 1998 pursuant to existing escrow arrangements) in consideration for an aggregate of $100 and the financing by the Investor. Skyline and Mr. Silber also exchanged general releases. Mr. Silber has granted an irrevocable proxy with respect to the vote of such Class A Common Stock to the Investor until the remaining 290,000 shares of Class A Common Stock, which are currently pledged as collateral in connection with a loan, can be transferred upon release of the pledge. Mr. Silber has also agreed not to compete with Skyline in New York City for a period of ten years. The Investor has been informed that Steven Schwartz, Skyline's Chief Financial Officer, will assume a portion of the responsibilities of the Office of the Chief Executive Officer on an interim basis and has been designated as the Executive Director of Operations and Finance and that Skyline is in the process of hiring an Executive Director of Marketing and Business Development, who will also assume a portion of the responsibilities of the Office of the Chief Executive. Mr. Silber will retain the title of Chairman of Skyline's Advisory Board. On or about March 13, 1998, the Investor, as holder of the Series A Preferred Stock, designated Thomas Riordan to replace Ronald D. Celmer on Skyline's Board of Directors. Mr. Celmar is no longer affiliated with the Reporting Persons.

Item 5.        Interest in Securities of the Issuer.

               (a) The aggregate number of shares of Common Stock beneficially owned by the Investor and the General Partner as of May 20, 1998 is 94,152,524 shares (up to 7,538,181 of which shares the Investor has a right to acquire upon conversion of the Series A Preferred Stock, 146,341 of which the Investor has a right to acquire upon exercise of the Warrants and up to 10,800,000 of which the Investor has the right to acquire upon exercise of the May Warrants upon the occurrence or failure to occur of certain events described previously), or approximately 98.5 percent of the Common Stock, in each case, not including the shares of Common Stock or Class A Common, or other securities owned by Zalman Silber, former President of Skyline, with respect to which shares the Investor was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters and not including any securities owned by Connecticut Financial Developments, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which the Investor may be deemed to be acting as a group. In addition, the Investor was granted a proxy by Mr. Silber good until March 15, 1999 to vote all shares of capital stock of Mr. Silber with respect to all matters and such shares are not included in the aggregate number of shares of Common Stock beneficially owned by the Investor. As reported to the Reporting Persons by Skyline, as of May 20, 1998, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had no options or warrants to purchase securities of the Issuer. The aggregate number of shares of Common Stock beneficially owned by CFD and CFDGP as of May 20, 1998 is 66,600, or approximately 4.80 percent of the Common Stock, in each case, not including any securities owned by Prospect Street NYC Discovery Fund, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which CFD may be deemed to be acting as a group. The aggregate number of shares of Common Stock beneficially owned by Prospect II and Prospect II GP as of May 20, 1998 is 43,902, or approximately 3.07 percent of the Common Stock, in each case, not including any securities owned by Prospect Street NYC Discovery Fund, L.P. or Connecticut Financial Developments, L.P., with which Prospect II may be deemed to be acting as a group. As disclosed in Skyline's proxy statement for its annual meeting of shareholders held on November 26, 1997, non-employee directors automatically receive stock options to purchase 5,000 shares of Common Stock on their election or reelection to the board of directors of Skyline. To date, Messr. Barry, a director of Skyline, was granted options to purchase 15,000 shares of Common Stock (which shares are not included in the beneficial ownership reported by the Investor, the General Partner, CFD, CFDGP, Prospect II or Prospect II GP). The Reporting Persons may be deemed to be acting as a group with respect to securities of Skyline.

               (b) The responses of the Reporting Persons to Items (7) through
(11) of the portions of pages 2 through 7 hereto which relate to shares of Common Stock beneficially owned are herein incorporated by reference.

               (c) Information concerning the transactions in Common Stock by CFD on April 23 and 25, 1997, June 19 and 20, 1997 and July 2 and 8, 1997 is set forth on Annex A. Other than as reported in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedule A hereto has effected a transaction in shares of Common Stock during the past 60 days.

               (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

               (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

               Except as set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and the persons listed on Schedule A hereto or between such persons and any other person with respect to any securities of Skyline, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE


               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Seventh Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Seventh Amendment may be filed jointly.


Dated:         May 22, 1998

                                  Prospect Street NYC Discovery Fund, L.P.
                                  By: Prospect Street Discovery Fund, Inc.,
                                       Its General Partner


                                  By: /s/ John F. Barry
                                     -------------------------------
                                        Name:  John F. Barry
                                        Title:  President


                                  Prospect Street Discovery Fund, Inc.


                                  By:  /s/ John F. Barry
                                     -------------------------------


                                        Name:  John F. Barry
                                        Title:  President


                                  Connecticut Financial Developments, L.P.
                                  By: Prospect Street Connecticut Capital, Inc.,
                                       Its General Partner


                                  By: /s/ John F. Barry
                                     -------------------------------


                                        Name:  John F. Barry
                                        Title:  President


                                  Prospect Street Connecticut Capital, Inc.


                                  By:  /s/ John F. Barry
                                     -------------------------------


                                        Name:  John F. Barry
                                        Title:  President

                                  Prospect Street NYC Co-Investment Fund, L.P.
                                  By:  Prospect Street Co-Investment Fund, LLC
                                        Its General Partner


                                  By:   /s/ John F. Barry
                                     -------------------------------


                                     Name:  John F. Barry
                                     Title:  President


                                  Prospect Street Co-Investment Fund, LLC


                                  By:
                                        /s/ John F. Barry
                                     -------------------------------

                                     Name:  John F. Barry
                                     Title:  President

                                                                      SCHEDULE A

                      PROSPECT STREET DISCOVERY FUND, INC.
                                 250 PARK AVENUE
                            NEW YORK, NEW YORK 10177


DIRECTORS
RICHARD E. OMOHUNDRO, JR., C.P.A.
JOHN F. BARRY III, ESQ.

OFFICERS                                TITLE
--------                                -----
JOHN F. BARRY III, ESQ.                 EXECUTIVE VICE PRESIDENT
PRESTON I. CARNES                       VICE PRESIDENT
JOHN A. FRABOTTA                        VICE PRESIDENT
KEVIN F. LITTLEJOHN, C.P.A., M.S.T.     VICE PRESIDENT
Richard E. Omohundro, Jr., C.P.A.       Chief Executive Officer

ALL OF THE ABOVE OFFICERS ARE APPOINTED TO THEIR RESPECTIVE OFFICES SUBJECT TO ANY NECESSARY APPROVAL BY THE SMALL BUSINESS ADMINISTRATION.



                    PROSPECT STREET CONNECTICUT CAPITAL, INC.
                                 250 PARK AVENUE
                            NEW YORK, NEW YORK 10177


DIRECTORS
RICHARD E. OMOHUNDRO, JR., C.P.A.
JOHN F. BARRY III, ESQ.



OFFICERS                                  TITLE
--------                                  -----
JOHN F. BARRY III, ESQ.                   EXECUTIVE VICE PRESIDENT
PRESTON I. CARNES                         VICE PRESIDENT
JOHN A. FRABOTTA                          VICE PRESIDENT
KEVIN F. LITTLEJOHN, C.P.A., M.S.T.       VICE PRESIDENT
RICHARD E. OMOHUNDRO, JR., C.P.A.         CO-PRESIDENT
JOSEPH COTE                               CO-PRESIDENT

                     PROSPECT STREET CO-INVESTMENT FUND, LLC
                                 250 PARK AVENUE
                            NEW YORK, NEW YORK 10177


MANAGERS
RICHARD E. OMOHUNDRO, JR., C.P.A.
JOHN F. BARRY III, ESQ.


OFFICERS                                 TITLE
--------                                 -----
JOHN F. BARRY III, ESQ.                  EXECUTIVE VICE PRESIDENT
PRESTON I. CARNES                        VICE PRESIDENT
JOHN A. FRABOTTA                         VICE PRESIDENT
KEVIN F. LITTLEJOHN, C.P.A., M.S.T.      VICE PRESIDENT
RICHARD E. OMOHUNDRO, JR., C.P.A.        CO-PRESIDENT
JOSEPH COTE                              CO-PRESIDENT

                                    ANNEX A
                                    _ _____


Date of      Number of     Price per     Brokerage Fees      Total
Purchase       Shares        Share        and Expenses        Cost
--------     ---------     ---------     --------------      -----
4/23/97          3,000        $3.875        $  345.73        $11,970.73
4/25/97          1,800        $3.625        $  225.30        $ 6,750.30
6/19/97          1,500        $3.125        $  156.93        $ 4,844.43
6/19/97          1,500        $3.00         $  160.65        $ 4,660.65
6/20/97          1,500        $3.50         $  195.19        $ 5,445.19
7/02/97          2,600        $3.25         $  359.76        $ 8,809.76
7/08/97          2,000        $3.25         $  235.27        $ 6,735.27
                ------        -----         ---------        ----------
Totals:         13,900                      $1,678.83        $49,216.33
                ======        =====         =========        ==========

                                  EXHIBIT INDEX


Exhibit A    -   Stock Purchase Agreement, dated as of June 30, 1995 by and between Skyline Multimedia Entertainment, Inc. and Prospect
                 Street NYC Discovery Fund, LP.*

Exhibit B    -   Stockholders Agreement, dated as of June 30, 1995 by and
                 between Zalman Silber and Prospect Street NYC Discovery Fund,
                 L.P.*

Exhibit C    -   Registration Rights Agreement, dated as of June 30, 1995 by and between Skyline Multimedia Entertainment, Inc. and
                 Prospect Street NYC Discovery Fund L.P.*

Exhibit D    -   Certificate of Amendment of the Certificate of Incorporation
                 of Skyline Multimedia Entertainment, Inc.*

Exhibit E    -   Guarantee of Zalman Silber, dated as of June 30, 1995.*

Exhibit F    -   Note Purchase Agreement, dated as of November 6, 1996 by and between Skyline Multimedia Entertainment, Inc. and Prospect
                 Street NYC Discovery Fund, L.P.*

Exhibit G    -   Demand Promissory Note issued by Skyline Multimedia
                 Entertainment, Inc. to Prospect Street NYC Discovery Fund,
                 L.P. on November 6, 1996 in the principal amount of $1,500,000.*

Exhibit H    -   Letter Agreement, dated as of October 23, 1996 between Skyline
                 Multimedia Entertainment, Inc, and Prospect Street NYC
                 Discovery Fund, L.P.*

Exhibit I    -   Guarantee of Zalman Silber, dated November 6, 1996.*

Exhibit J    -   Senior Credit Agreement, dated as of December 20, 1996 by and among Skyline Multimedia Entertainment, Inc., New York
                 Skyline, Inc., Skyline Virtual Reality, Inc., Skyline Chicago,
                 Inc., Skyline Magic, Inc., Skyline Las Vegas, Inc., Prospect
                 Street NYC Discovery Fund, L.P. and Bank of New York, as
                 Trustee for the Employees Retirement Plan of the Brooklyn
                 Union Gas Company.*

Exhibit K    -   Amended and Restated Registration Rights Agreement, dated as of December 20, 1996 by and among Skyline Multimedia
                 Entertainment, Inc., Prospect Street NYC Discovery Fund, L.P.
                 and Bank of New York, as Trustee for the Employees Retirement
                 Plan of the Brooklyn Union Gas Company.*

Exhibit L    -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Prospect Street NYC Discovery Fund,
                 L.P. on December 20, 1996 to purchase 133,333 shares of Common
                 Stock.*

Exhibit M    -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Prospect Street NYC Discovery Fund, L.P.
                 on December 20, 1996 to purchase 13,008 shares of Common
                 Stock.*

Exhibit N    -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Bank of New York, as Trustee for the
                 Employees Retirement Plan of the Brooklyn Union Gas Company on
                 December 20, 1996 to purchase 66,667 shares of Common Stock.*

Exhibit O    -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Bank of New York, as Trustee for the
                 Employees Retirement Plan of the Brooklyn Union Gas Company on
                 December 20, 1996 to purchase 30,893 shares of Common Stock.*

Exhibit P    -   Senior Promissory Note issued by Skyline Multimedia
                 Entertainment, Inc., New York Skyline, Inc., Skyline Virtual
                 Reality Inc., Skyline Chicago, Inc., Skyline Magic, Inc. and
                 Skyline Las Vegas, Inc. to Prospect Street NYC Discovery Fund,
                 L.P. on December 20, 1996 in the principal amount of $1,500,000.*

Exhibit Q    -   Senior Promissory Note issued by Skyline Multimedia
                 Entertainment, Inc., New York Skyline, Inc., Skyline Virtual
                 Reality Inc., Skyline Chicago, Inc., Skyline Magic, Inc. and
                 Skyline Las Vegas, Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas
                 Company on December 20, 1996 in the principal amount of $1,000,000.*

Exhibit R    -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Bank of New York, as Trustee for the
                 Employees Retirement Plan of the Brooklyn Union Gas Company on
                 December 31, 1996 to purchase 48,780 shares of Common Stock.*

Exhibit S    -   Senior Promissory Note issued by Skyline Multimedia
                 Entertainment, Inc., New York Skyline, Inc., Skyline Virtual
                 Reality Inc., Skyline Chicago, Inc., Skyline Magic, Inc. and
                 Skyline Las Vegas, Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas
                 Company on December 31, 1996 in the principal amount of $500,000.*

Exhibit T    -   First Amendment to Senior Credit Agreement, dated as of
                 February 18, 1997, by and among Skyline Multimedia
                 Entertainment, Inc., New York Skyline, Inc., Skyline Virtual
                 Reality, Inc., Skyline Chicago, Inc., Skyline Magic, Inc.,
                 Skyline Las Vegas, Inc., Prospect Street NYC Discovery Fund,
                 L.P., and Bank of New York, as Trustee for the Employees
                 Retirement Plan of the Brooklyn Union Gas Company.*

Exhibit U    -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Bank of New York, as Trustee for the
                 Employees Retirement Plan of the Brooklyn Union Gas Company on
                 February 18, 1997 to purchase 48,780 shares of Common Stock.*

Exhibit V    -   Senior Promissory Note issued by Skyline Multimedia
                 Entertainment, Inc., New York Skyline, Inc., Skyline Virtual
                 Reality Inc., Skyline Chicago, Inc., Skyline Magic, Inc. and
                 Skyline Las Vegas, Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas
                 Company on February 18, 1997 in the principal amount of $500,000.*

Exhibit W    -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Prospect Street NYC Co-Investment Fund,
                 L.P. on March 14, 1997 to purchase 43,902 shares of Common
                 Stock.*

Exhibit X    -   Senior Promissory Note issued by Skyline Multimedia
                 Entertainment, Inc., New York Skyline, Inc., Skyline Virtual
                 Reality Inc., Skyline Chicago, Inc., Skyline Magic, Inc. and
                 Skyline Las Vegas, Inc. to Prospect Street NYC Co-Investment
                 Fund, L.P. on March 14, 1997 in the principal amount of $450,000.*

Exhibit Y    -   Second Amendment to Senior Credit Agreement, dated as of March
                 21, 1997, by and among Skyline Multimedia Entertainment, Inc.,
                 New York Skyline, Inc., Skyline Virtual Reality Inc., Skyline
                 Chicago, Inc., Skyline Magic, Inc., Skyline Las Vegas, Inc., to Prospect Street NYC Discovery Fund, L.P., Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn
                 Union Gas Company, Prospect Street NYC Co-Investment Fund,
                 L.P. and Bank of New York, as Trustee for Brooklyn Union Gas
                 Company Non-Bargaining Health VEBA.*

Exhibit Z    -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Bank of New York, as Trustee for
                 Brooklyn Union Gas Company Non-Bargaining Health VEBA on March
                 21, 1997 to purchase 39,024 shares of Common Stock.*

Exhibit AA   -   Senior Promissory Note issued by Skyline Multimedia
                 Entertainment, Inc., New York Skyline, Inc., Skyline Virtual
                 Reality Inc., Skyline Chicago, Inc., Skyline Magic, Inc. and
                 Skyline Las Vegas, Inc. to Brooklyn Union Gas Company
                 Non-Bargaining Health VEBA on March 21, 1997 in the principal amount of $400,000.*

Exhibit BB   -   Senior Secured Credit Agreement, dated as of May 20, 1998, by and among Skyline Multimedia Entertainment, Inc., New York
                 Skyline, Inc., Skyline Virtual Reality, Inc., Skyline Chicago,
                 Inc., Skyline Las Vegas, Inc., Bank of New York, as Trustee for the Employees Retirement Plan of Keyspan Energy Corp. and
                 Prospect Street NYC Discovery Fund, L.P.

Exhibit CC   -   Senior Secured Note issued by Skyline Multimedia
                 Entertainment, Inc., New York Skyline, Inc., Skyline Virtual
                 Reality, Inc., Skyline Chicago, Inc., and Skyline Las Vegas,
                 Inc. to Prospect Street NYC Discovery Fund, L.P. in the principal amount of $435,000.

Exhibit DD   -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Prospect Street NYC Discovery Fund,
                 L.P.

Exhibit EE   -   Security Agreement, dated as of May 20, 1998, by and among
                 Skyline Multimedia Entertainment, Inc., New York Skyline,
                 Inc., Skyline Virtual Reality, Inc., Skyline Chicago, Inc.,
                 Skyline Las Vegas, Inc., Bank of New York, as Trustee for the
                 Employees Retirement Plan of Keyspan Energy Corp. and Prospect
                 Street NYC Discovery Fund, L.P.

Exhibit FF   -   Pledge Agreement, dated as of May 20, 1998, by and among
                 Skyline Multimedia Entertainment, Inc., Bank of New York, as
                 Trustee for the Employees Retirement Plan of Keyspan Energy
                 Corp. and Prospect Street NYC Discovery Fund, L.P.

Exhibit GG   -   Amended and Restated Separation Agreement and General Release,
                 dated as of May 15, 1998, by and among Zalman Silber, Skyline
                 Multimedia Entertainment, Inc., Bank of New York, as Trustee for the Employees Retirement Plan of Brooklyn Union Gas Co. and
                 Prospect Street NYC Discovery Fund, L.P.

Exhibit HH   -   Senior Secured Note issued by Skyline Multimedia Entertainment,
                 Inc., New York Skyline, Inc., Skyline Virtual Reality, Inc.,
                 Skyline Chicago, Inc., and Skyline Las Vegas, Inc. to Bank of
                 New York, as Trustee for the Employees Retirement Plan of
                 Keyspan Energy Corp. in the principal amount of $500,000.

Exhibit II   -   Stock Purchase Warrant issued by Skyline Multimedia
                 Entertainment, Inc. to Bank of New York, at Trustee for the
                 Employees Retirement Plan of Keyspan Energy Corp.

*        Previously filed